SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

USANA HEALTH SCIENCES, INC.

(Name of Subject Company (Issuer))

Unity Acquisition Corp.

Gull-Unity Holding Corp.

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Names of Filing Persons (Offeror))

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron Wentz

3838 West Parkway Boulevard

Salt Lake City, UT 84120

(801) 954-7700

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

James A. Matarese

Lisa R. Haddad

Goodwin Procter LLP

Exchange Place

53 State Street

Boston, MA 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$141,235,068	$5,550.54

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 5,432,118 shares of common stock, par value $0.001 per share, of USANA Health Sciences, Inc., at a purchase price of $26.00 per share. Such number of shares consists of 5,324,230 shares of common stock issued and outstanding as of May 28, 2008, and 107,888 shares of common stock issuable under stock options or other equity awards as of May 28, 2008, with an exercise price less than $26.00.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00003930 of the transaction valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,550.54
Form or Registration No.:	Schedule TO/Schedule 13E-3
Filing party:	Unity Acquisition Corp., et al.
Date filed:	June 2, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO/Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on June 2, 2008, by Unity Acquisition Corp., a Utah corporation (the “Purchaser”) and wholly-owned subsidiary of Gull-Unity Holding Corp., a Delaware corporation, and certain other participants in the tender offer, as amended by that certain Amendment No. 1 to Schedule TO/Schedule 13E-3 filed with the Commission on June 5, 2008 (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of USANA Health Sciences, Inc., not already owned by the participants in the offer, at a price of $26.00 per Share in cash, net to the sellers in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2008, as amended or supplemented, and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11. Additional Information

The information incorporated by reference into Item 11 of the Schedule TO is amended by the following amendment to the Offer to Purchase:

“THE TENDER OFFER” — Section 12 (“Certain Legal Matters”)

The following is hereby added to the end of the first paragraph of this section:

On June 12, 2008, following the commencement of the Offer, USANA was served with the following civil complaint (the “Complaint”), purportedly filed as a class action on behalf of the shareholders of USANA, concerning the Offer and naming the members of the board of directors, including Dr. Wentz, and USANA as defendants: Richard Earp and Chris Riccardi vs. Myron Wentz, Ronald Poelman, Robert Anciaux, Jerry McClain and USANA Health Sciences, Inc., Case No. 080909271 (In the Third Judicial District for Salt Lake County, Utah).

The Complaint alleges, among other things, that the defendants have breached their fiduciary duties owed to shareholders in connection with the Offer and that the Offer has been made at an unfair price, pursuant to unfair terms, and without adequate disclosure. The Complaint seeks, among other things, the declaration of the action as a class action, an injunction against the Offer, rescission damages in the event that the Offer is consummated, monetary damages, and an award of fees and expenses. Based on USANA’s Schedule 14D-9 filed on June 13, 2008, USANA has not yet responded to the Complaint.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

GULL-UNITY HOLDING CORP.

/s/ David A. Wentz
Signature

David A. Wentz, President
Name/Title

UNITY ACQUISITION CORP.

/s/ David A. Wentz
Signature

David A. Wentz, Vice President
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title